UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Kayne Anderson MLP Investment Company (KYN)

(Name of Issuer)

Auction Rate Preferred Stock

(Title of Class of Securities)

486606205

(CUSIP Number)

Karpus/ Bulldog Group
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 486606205

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus/ Bulldog Group

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  N/A

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  N/A

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

946

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

31.5%

14. Type of Reporting Person (See Instructions)

N/A

CUSIP No.: 486606205

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  860

  8. Shared Voting Power

  0

  9. Sole Dispositive Power

  860

  10. Shared Dispositive Power

  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

860

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

28.67%

14. Type of Reporting Person (See Instructions)

IA

CUSIP No.: 486606205

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bulldog Investors, Phillip Goldstein and Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  86

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  86

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

86

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

2.87%

14. Type of Reporting Person (See Instructions)

N/A

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 860 shares of KYN Auction Rate Preferred Stock on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 28.67% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Bulldog Investors, Phillip Goldstein, and Andrew Dakos have accumulated 86 shares of KYN Auction Rate Preferred Stock on behalf of the accounts that are managed by them.

Item 5. Interest in Securities of the Issuer.

(a.) and (b.) The Karpus/ Bulldog Group is deemed to be the beneficial owners of 946 shares of KYN Auction Rate Preferred Stock or 31.50% of the outstanding shares. KIM has the sole power to dispose of and to vote all of such shares under limited powers of attorney.

Karpus Investment Management represents beneficial ownership of 860 shares or 28.67% of the outstanding shares. George W. Karpus presently owns 14 shares. Mr. Karpus purchased shares on November 5, 2008 at $16,250 (4 shares), and on November 10, 2008 at $19,125 (10 shares). Dana R. Consler presently owns 1 share. Mr. Conlser purchased 1 shares on February 5, 2009 at $18,625. Cody B. Bartlett Jr. presently owns 2 shares. Mr. Bartlett purchased 2 shares on November 10, 2008 at $19,125. JoAnn Van Degriff presently owns 1 share. Ms. Van Degriff purchased 1 share on November 10, 2009 at $19,125. None of the other principals of KIM presently own shares of KYN Auction Rate Preferred Stock.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 86 shares of KYN Auction Rate Preferred Stock or 2.87% of the outstanding shares. Power to vote and dispose of such securities resides with Mr. Goldstein and Mr. Dakos.

(c) During the last sixty days the following shares of auction rate preferred stock were traded:

KIM

 Date Shares Price
 01/04/2010  (5)*  $20,187.50

*- Sell order was pursuant to non-discretionary sale at the client's request due to an account liquidation.
Bulldog Investors, Phillip Goldstein and Andrew Dakos

 Date Shares Price
 01/04/2010  5**   $20,250

**- Shares purchased through a third party broker-dealer.
(d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The filing persons have formed an informal group (the "Karpus/ Bulldog Group") with the objective of affording all preferred shareholders of the issuer an opportunity to obtain full value for their preferred shares. The Karpus/ Bulldog Investment Group beneficially owns 31.5% of the issuer's outstanding Auction Rate Preferred Stock. The members of the Karpus/ Bulldog Group have not agreed to jointly take any specific measures to achieve the group's objective and they have no agreement to buy, sell, hold or vote their shares together. Any member of the Karpus/ Bulldog Group may take actions it deems to be consistent with the group's objective without the consent of any other members of the group. In addition, any member of the Karpus/ Bulldog Group may act in the best interests of its own clients regardless of whether such action is in the best interest of the group.

Item 7. Materials to be Filed as Exhibits.

Phillip Goldstein sent a letter to the Fund on December 21, 2009 (attached as Exhibit 1) and Karpus Investment Management sent a letter to the Fund on February 22, 2010 (attached as Exhibit 2).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   February 23, 2010

Bulldog Investors

By:   /s/
Name:   Phillip Goldstein
Date:   February 23, 2010

By:   /s/
Name:   Andrew Dakos
Date:   February 23, 2010

EXHIBIT 1
Letter to the Fund
Transmitted December 21, 2009

Bulldog Investors
Park 80 West, 250 Pehle Avenue, Suite 708
 Saddle Brook, NJ 07663
 Phone (201) 556-0092 // Fax (201) 556-0097
pgoldstein@bulldoginvestors.com

Kevin S. McCarthy           December 21, 2009
Chairman of the Board of Directors
Kayne Anderson MLP Investment Company
717 Texas Avenue, Suite 3100
Houston, Texas 77002

Dear Mr. McCarthy:
After reading the press release issued on December 17, 2009 by Kayne Anderson MLP Investment Company ("KYN") stating that "the Company's Board of Directors is actively considering refinancing alternatives for its ARPS," Bulldog Investors purchased 81 shares of the ARPS.

As you know, at the 2010 annual meeting Karpus Management intends to nominate me for election as a director for a seat designated to be filled by solely by a vote of the preferred shareholders of KYN.

I am pleased that the board is actively considering financing alternatives for its ARPS. As you know, the ARPS were marketed to investors as an alternative to a money market fund. Unfortunately, that has turned out not to be the case and the preferred shareholders have gotten the short end of the stick. If I am elected to the board, my intention is to be a zealous advocate for all shareholders of KYN, and especially the preferred stockholders. In particular, I look forward to working with you and the other directors to explore options that would provide the preferred stockholders with an opportunity to realize the intrinsic value of their investment without any material adverse impact to the common shareholders.

Please contact me directly at 914-747-5262 if you would like to discuss this matter.

Very truly yours,

Phillip Goldstein
Principal

EXHIBIT 2
Letter to the Fund
Transmitted February 22, 2010

Kevin S. McCarthy, Chairman of the Board       February 22, 2010
Kayne Anderson MLP Investment Company
717 Texas Avenue, Suite 3100
Houston, Texas   77002

Re: Auction Rate Preferred Securities - Director Conflict of Interest
Board Members:

I write this letter to the Board to address a conflict of interest that exists and was created when the auctions for closed-end fund preferred shares began to fail in February of 2008. As you know, prior to the failure of these auctions, preferred shareholders could participate in the auction process and receive par value for their investment. Now that the auction process has frozen, preferred shareholders must rely upon their Board, more than ever, to address this matter, return their capital and protect their interests.

This additional responsibility of the Board has, in our view, resulted in a significant conflict of interest for directors/trustees who own common shares of the fund(s) that they oversee. Since common shareholders are benefiting from the low interest rate paid on the preferred shares, their interests are in direct opposition with those of preferred owners demanding the return of their capital. We feel that this is the exact type of protection that the Investment Company Act of 1940 intended to protect by affording preferred shareholders the ability to elect at least two directors/trustees.

  Consequently, Karpus Investment Management urges the Board to do the following:

  1) Any Director/Trustee owning common shares of a fund that they oversee should recuse themselves from any decisions regarding preferred shareholders and;

  2) Boards should be aggressively renegotiating and/or putting out for bid their auction agent contracts.

As I am sure that the Board is aware, the Auction Agency Agreement generally allows for the reduction of fees and the right to terminate the agreement. A few fund families, such as BlackRock, have already taken actions to reduce the auction agent's fee. We expect all Boards to do so and, due to the conflict of interest described above, we feel that preferred shareholder elected directors/trustees who own common shares and who do not advocate for renegotiations lowering auction agent fees are violating their fiduciary duties, as well as the protections that were established to protect preferred shareholders under the Investment Company Act of 1940.

I would appreciate your immediate response to our concerns over the conflict of interests between preferred and common shareholders and your commitment to, or efforts made, to reduce your fund's auction agent fee. Please feel free to contact me directly at (585) 586-4680 (ext. 235). Thank you for your time and consideration.

Sincerely,

Cody B. Bartlett Jr., CFA
Managing Director of Investments